SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Issuances

Rio de Janeiro, June 05, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, on this date, the Company's Board of Directors approved the raising of up R$ 10.9 billion, as follows:

(i)	the contracting, by the Company, of raising financial resources abroad from Citibank N.A., with a principal amount of up to R$ 4 billion, or its equivalent in other currencies, with a total term of up to 2 years from the date of disbursement of funds;

(ii)	the execution of the Company's 2nd issuance of book-entry commercial notes, in a single series, in the total amount of R$ 2 billion, which will be subject to public distribution, under the rite of automatic registration of distribution, intended exclusively for professional investors, under the firm placement guarantee regime, with maturity on June 15, 2026; and

(iii)	the execution by the subsidiary Companhia Hidro Elétrica do São Francisco of the 3rd issuance of simple debentures, not convertible into shares, of the unsecured type, with additional warranty fiduciary trust, in a single series, in the total amount of R$ 4.9 billion, which will be subject to public distribution, under the rite of automatic registration, intended exclusively for professional investors, with maturity on June 15, 2031.

Regarding Eletrobras' offer, the Company clarifies that the book-entry commercial notes will have a term of 730 calendar days from the date of issuance, maturing, therefore, on June 15, 2026. The remuneration of book-entry commercial notes includes remunerative interest corresponding to 100% of the accumulated variation of the average daily rates of DI – One-day Interbank Deposits, "over extra-group", expressed as a percentage per year, calculated and disclosed daily by B3 S.A. – Brasil, Bolsa, Balcão, base 252 business days, exponentially increased by the spread or surcharge equivalent to 0.75% per year. The effective payment of the remuneration of the book-entry commercial notes will be made in semi-annual and consecutive installments, with the first payment on December 15, 2024 and the last on the maturity date, on June 15, 2026, except for the cases of early redemption and early settlement provided for in the respective term of issue.

The Company highlights that, within the scope of CHESF's offer, it will assume the commitment of guarantor and main payer, with the express waiver of certain benefits of order, rights and exemption faculties of any nature, being responsible for the full and timely fulfillment of all main and accessory obligations assumed by the subsidiary.

The minutes of the minutes with the decisions of the Board of Directors contemplating the main terms and conditions of the raising of financial resources, the offering of book-entry commercial notes and the offering of CHESF, are filed at the Company's headquarters and are available for consultation on the websites of the CVM (www.gov.br/cvm) and the Company (https://ri.eletrobras.com/).

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

THE OFFERING OF THE BOOK-ENTRY COMMERCIAL NOTES AND CHESF'S OFFERING HAVE NOT YET BEEN REGISTERED WITH THE CVM, AND THE PRESENT RELEVANT FACT SERVES ONLY TO DISCLOSE THEIR APPROVAL UNDER THE TERMS OF THE BOARD OF DIRECTORS' MEETING.

This relevant fact does not constitute an offer, invitation or solicitation of an offer for subscription of the book-entry commercial notes and/or debentures CHESF – 3rd Issue. Neither this relevant fact nor any information contained herein shall form the basis of any contract or undertaking.

The Company will keep the market informed of relevant updates on the matters addressed in this relevant fact.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.